August 29, 2018

QTA: TSX VENTURE
QTRRF: OTCQB International

QUATERRA COMPLETES SALE OF CONVERTIBLE DEBENTURES

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced the closing of the Company’s previously announced private placement of secured 10% convertible debentures of the Company for gross proceeds of US$550,000 and C$500,000. The convertible debentures have a maturity date of February 28, 2020 and bear interest at a rate of 10% per annum. Repayment of outstanding principal and interest are secured by a general security interest over the assets of the Company.

The convertible debentures are convertible into units of the Company at a price of US$0.05 or C$0.065 per unit in the first 12 months, and thereafter at a price of US$0.075 or C$0.10 until the maturity date. Each unit will consist of a common share and a warrant. Each warrant will entitle the holder to acquire an additional common share at a price of US$0.05 or CAD$0.065 for a period of four years. At any time after four months from the closing date, the Company will have the right to convert the Convertible Debentures if the shares of the Company trade at no less than US$0.25 for a period of 10 consecutive trading days. In addition, if at any time after four months the shares trade at no less than US$0.375 for a period of 10 consecutive trading days, then the company may elect to accelerate the expiry date of the warrants to 21 days thereafter. Interest may be repaid in shares or cash at the option of the holder.

The net proceeds received by the Company will be used for property payments and general corporate and working capital purposes.

The securities issued pursuant to the private placement will be subject to a statutory four-month hold period ending on December 29, 2018.

The Company may increase the offering of convertible debentures up to US$ 1.2 million to be offered on the same terms described above, and will announce any subsequent closings of the financing as they occur.

One member of the Board of Directors participated in the private placement. The participation of this director is considered to be a “related party transaction” pursuant to Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transaction (“MI 61-101”). The Company determined that exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 were available for the related party transaction pursuant to Section 5.5(a) and Section 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the transaction involving the related party was not more than 25% of the Company’s market capitalization.

For more information please contact:

Arie Page, Assistant to the Corporate Secretary
Phone: 604-641-2777; Fax: 604-641-2740; Toll free: 1-855-681-9059
Email: apage@mnxltd.com

Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.